

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden Hours per response...12.00

[A]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 41408

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pacific Growth Equities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Bush Street, Suite 1700

(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack A. Thrift **(415) 274 6800**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

PROCESSED
MAR 0 6 2007
THOMSON
FINANCIAL

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 7 2007
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Jack A. Thrift**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Pacific Growth Equities, LLC**, as of **December 31, 2006**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

State of California
County of San Francisco

Subscribed and sworn to before me this 26th day of February 2007


NUALA PEOPLES
Comm. # 1495689
NOTARY PUBLIC-CALIFORNIA
City & County of San Francisco
My Comm. Expires June 19, 2008

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.

- *** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC GROWTH EQUITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006


Harb
Levy &
Weiland
ACCOUNTANTS
CONSULTANTS LLP

Independent Auditors' Report

Board of Managers
Pacific Growth Equities, LLC

We have audited the accompanying consolidated statement of financial condition of Pacific Growth Equities, LLC and Subsidiary as of December 31, 2006. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pacific Growth Equities, LLC and Subsidiary as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy + Weiland LLP

San Francisco, California
February 21, 2007

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

PACIFIC GROWTH EQUITIES, LLC AND SUBSIDIARY
Consolidated Statement of Financial Condition
December 31, 2006

Assets	
Cash, including money market accounts of $1,873,639	$ 2,071,367
Securities owned	
Not readily marketable, at estimated fair value	99,040
Receivable from clearing brokers	17,277,017
Receivable from underwritings	1,181,012
Property, net	2,357,126
Other assets	815,851
Total assets	$ 23,801,413
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 5,887,265
Commitments and contingencies (Note 6)	2,000,000
Total liabilities	7,887,265
Member's equity	15,914,148
Total liabilities and member's equity	$ 23,801,413

See Accompanying Notes to Consolidated Statement of Financial Condition

PACIFIC GROWTH EQUITIES, LLC AND SUBSIDIARY
Notes to Consolidated Statement of Financial Condition
December 31, 2006

1. Summary of Significant Accounting Policies

Business

Pacific Growth Equities, LLC (the "Company") is a Delaware corporation formed on November 14, 2002. The Company is a wholly-owned subsidiary of Pacific Growth Holdings, LLC ("Holdings").

The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker dealer and is a member of the National Association of Securities Dealers (NASD). The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

Basis of Presentation

The consolidated financial statements include the accounts of Pacific Growth Equities, LLC and its subsidiary, Pacific Growth Equities UK, LLP ("PGUK"). PGUK was formed during 2006 and is a limited liability partnership registered in England, United Kingdom. PGUK has not yet commenced operations. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Depreciation and Amortization

Property is stated at cost and is being depreciated by the straight-line method over five years for computer equipment, seven years for office equipment, and the ten-year lease term for leasehold improvements.

Securities Valuation

In connection with certain investment banking activities, the Company may receive or acquire stock or stock warrants exercisable for shares of stock of the issuing company. These securities, which are not readily marketable, are stated at estimated fair value as determined by management. Among the factors considered by management in determining the fair value of securities are the cost of the security, terms and liquidity, developments since the acquisition of the securities, the sales price of recently issued securities, the financial condition and operating results of the issuer, the long-term business potential of the issuer, and other factors generally pertinent to the valuation of securities. The fair value of these securities is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term.

1. Summary of Significant Accounting Policies (continued)

Securities Transactions

Securities transactions of the Company are recorded on a trade date basis.

Federal and State Income Taxes

No provision for federal or state income taxes has been made since the Company's income is allocated to the member for inclusion in the member's income tax returns.

Use of Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

2. Receivable From Clearing Brokers

The receivable from clearing brokers consists of cash deposits in the Company's trading account of $16,489,407 (trade date basis) and a net amount due from the brokers of $787,610, primarily for commissions. Withdrawal of cash deposits may be restricted from time-to-time due to unsettled trades or short stock sales. In the normal course of business, the balance in the trading account reflects net amounts due to or from the clearing broker.

3. Property, net

Net property includes the following:

Computer and office equipment	$ 750,649
Office furniture	508,276
Leasehold improvements	2,529,541
	3,788,466
Accumulated depreciation	(1,431,340)
Property, net	$ 2,357,126

4. Subordinated Liabilities

The Company has entered into a subordinated revolving credit agreement with an affiliate of one of its clearing brokers. The agreement expires September 25, 2008 and has a borrowing limit of $10,000,000. Loans outstanding under the agreement bear interest at 2% above the Prime rate. The Company did not use the line of credit during the year and no loans were outstanding at the end of the year.

Loans outstanding under this agreement are subordinated to the claims of general creditors and are includible in net capital for the purposes of the Net Capital Rule.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $10,328,057, which was $9,328,057 in excess of its required net capital of $1,000,000. The Company's aggregate indebtedness to net capital ratio was 0.76 to 1.

6. Commitments and Contingencies

The Company rents its office premises under lease agreements that expire through 2013. The lease agreements provide for a monthly base rent plus a pro rata share of the increase in certain common building operating expenses. Future minimum lease payments under these leases are as follows:

Year Ending December 31	
2007	$ 1,918,000
2008	1,926,000
2009	1,925,000
2010	2,045,000
2011	2,045,000
Thereafter	3,920,000
Total	$ 13,779,000

In the ordinary course of business, the Company has been named as a defendant or co-defendant in lawsuits and regulatory actions. The Company will vigorously defend itself against these lawsuits and regulatory actions. Outside counsel has advised the Company that, at this stage of the proceedings, they cannot offer an opinion as to the outcome of the lawsuits or regulatory actions. Notwithstanding, the Company has accrued estimated litigation settlement costs of $2,000,000 in the accompanying consolidated financial statements.

During January 2007, the Securities and Exchange Commission ("the Commission") entered an Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order Pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934 ("Order") which reflected a settlement between the Commission and the Company and two of its principals. In connection with this Order, the Company paid a fine of $425,000 during 2006.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2006, and were subsequently settled had no material effect on the consolidated financial statements as of that date.

7. Sublease Agreement

During 2006, the Company entered into a sublease agreement for office space with a tenant which expires in 2013. This sublease agreement provides for a monthly base rent plus a pro rata share of the increase in certain common building operating expenses.

Future minimum lease receipts under this sublease agreement are as follows:

Year Ending December 31	
2007	$ 596,000
2008	602,000
2009	631,000
2010	640,000
2011	682,000
Thereafter	1,307,000
Total	$ 4,458,000

8. Financial Instruments With Off-Balance Sheet Risk and Credit Risk

The Company maintains its cash in bank deposit and money market accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing broker, as well as with other brokers, dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the issuer of the instrument. The Company seeks to control its risk by following an established credit approval process and monitoring credit limits.

9. Employee Benefit Plan

The Company has a profit-sharing plan covering substantially all of its employees completing one year of service. The plan has been approved by the Internal Revenue Service. Contributions to the plan are made at the discretion of the Company.

10. Restricted Cash

The terms of the Company's office lease require the Company to maintain a letter of credit for the benefit of the lessor. The letter of credit is secured by a separate money market account; the balance in the account must be maintained at certain levels and withdrawals are restricted to payments to the landlord. The balance in the account at the end of the year was $989,539 and is included in the cash balance on the consolidated statement of financial condition.

11. Insurance Coverage

Cash and securities held by the custodian brokers are insured by the Securities Investor Protection Corporation and by supplemental insurance provided by the brokers. Such insurance protects against loss due to failure of the brokers, but not loss due to unfavorable changes in the fair value of securities. Management does not believe the Company is exposed to undue risk of loss thereon.

12. Related Party Transactions

In 2006 the Company executed and cleared securities transactions for an affiliated entity, Pacific Growth Equity Management, LLC. The Company paid certain expenses on behalf of its affiliates which it has agreed to forgive.

13. Consolidated Subsidiary

As of December 31, 2006, PGUK did not have any assets and capital balance and hence is not included in the Company's net capital computations.

END